U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     Frank                            Daniel
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    (Last)                           (First)             (Middle)

     c/o Cerberus Partners, L.P., 450 Park Avenue - 28th Floor
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                                    (Street)

     New York                          NY                  10022
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     (City)                          (State)              (Zip)
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2.   Issuer Name and Ticker or Trading Symbol

     i-STAT Corporation (STAT)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     February/2002
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X*]  Director                             [  ]  10% Owner
     [  ]  Officer (give title below)           [  ]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X*]  Form filed by One Reporting Person
     [  ]  Form filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock, par value
    $0.15 per share                    2/19/02        P               500         A      $6.41    90,200         D
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
*If the form is filed by more than one reporting person, see Instruction 4(b)(v)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                           (Print or Type Response)       (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-    11.
                    sion                       Number of                       Title and Amount           Secur-    ative     Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-    of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ities     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Bene-     direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     ficially  Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    Owned     ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        at End    Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     of Month  ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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
Explanation of Responses:

* The reporting person is a director of i-STAT Corporation (the "Company"). The reporting person individually holds the shares of common stock (the "Common Stock") of the Company set forth in Table I. The reporting person is an employee of Cerberus Partners, L.P., which, along with certain of its affiliates, owns certain securities of the Company, all of which are subject to the sole voting and investment authority of Stephen Feinberg ("SF"). SF, in his capacity as the holder of sole voting and investment authority of more than 10% of the Common Stock of the Company pursuant to Reg. 13d-3, separately files statements pursuant to Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended. The reporting person does not exercise any voting, investment or other authority with respect to the shares of the Common Stock separately reported by SF, SF does not exercise any voting, investment or other authority with respect to the shares of Common Stock held by the reporting person and each of the reporting person and SF at all times acts independent of one another with respect to their holdings of securities of the Company.


      /s/ Daniel Frank                                        March 1, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.